

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

September 25, 2009

Ms. Jie Chen
China Longyi Group International Holdings Limited
8/F East Area
Century Golden Resources Business Center
69 Banjing Road
Haidian District
Bejing, People's Republic of China, 100089

> **Re:** **China Longyi Group International Holdings Limited**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 14, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 0-30183**

Dear Ms. Chen:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 20

Evaluation of Disclosure Controls and Procedures, page 20

1.   We read your statement that "management recognizes that any controls and
        procedures, no matter how well designed and operated, can provide only
        reasonable assurance of achieving their objectives ..." Please revise future filings
        to state clearly, if true, that your principal executive officer and principal financial
        officer concluded that your disclosure controls and procedures are effective at the
        reasonable assurance level. In the alternative, remove the reference to the level of
        assurance of your disclosure controls and procedures. Please refer to Section
        II.F.4 of our Release No. 33-8238, available on our website at
        http://www.sec.gov/rules/final/33-8238.htm.

Financial Statements for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that you have presented certain financial statements for the cumulative
        inception-to-date period in accordance with SFAS 7, including statements of
        operations, cash flows, and stockholders' equity. However, your auditors' report
        does not refer to these financial statements for the inception-to-date period or
        provide an opinion on these financial statements. Please amend your filing to
        provide a revised audit opinion that covers all periods of financial statements
        required to be presented, including the inception-to-date period. Please note that
        your current auditors either may assume responsibility for the inception-to date
        period or may rely upon the audits of your previous auditors; however, if your
        current auditors rely upon the audits of your previous auditors, they must refer to
        those separate audit reports within their opinion and you must include within your
        Form 10-K the separate reports of the other auditors covering the relevant
        periods.

Consolidated Statements of Cash Flows, page F-5

3.   We note your statement at the bottom of page 18 that the consummation of the
        Qiang Long investment obligation resulted in net cash inflows of approximately
        $28.1 million and in Note 1 on page F-9 that management obtained $28,113,294
        in funding through the issuance of additional stock to one of the Company's
        shareholders. We also note your statement that you paid $30 million in cash for
        the acquisition of Top Time. Please explain to us how these transactions are

reflected in your consolidated statements of cash flows, and if necessary, amend your financial statements to properly reflect these transactions.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-6

4.   We note that on October 16, 2007 you affected a 20 for 1 reverse stock split. Please note that we believe these transactions should be retroactively applied to all periods presented as contemplated by SAB Topic 4:C. Please ensure that future filings, including the amended Form 10-K that we are requesting, retroactively apply your reverse stock split within your statements of stockholders' equity.

Notes to Consolidated Financial Statements, page F-7

5.   We note your statement in the introductory paragraph to your footnotes that the consolidated financial statements have been prepared in accordance with Item 310 of Regulation S-B. Please be advised that SEC Release 33-8876: Smaller Reporting Company Regulatory Relief and Simplification became effective on February 4, 2008, and you are now required to provide financial statements in accordance with Article 8 of Regulation S-X. If you present this disclosure in future filings, including the amended Form 10-K that we are requesting, please revise it to properly refer to Article 8 of Regulation S-X.

6.   We also note your statement in the introductory paragraph that your consolidated financial statements do not include all of the information and footnotes required by US GAAP for annual financial statements. Please confirm to us, if true, that this statement was made in error. If our assumption is correct, please ensure that future annual filings, including the amended Form 10-K that we are requesting, do not contain such statements. If not true, please amend your filing to include all of the information and footnotes required by US GAAP for annual financial statements.

Note 1. Business and Description, page F-7

Name Change and Reorganization, page F-7

7.   We note your disclosure that you disposed of five subsidiaries on November 28, 2007 for $676,248. In regards to this transaction we have the following comments:

- Please explain to us in more detail how this resulted in a gain of $3,385,630 and the authoritative accounting literature you are relying upon for your methodology in calculating this gain.

- Please also explain to us how you considered presenting these operations as discontinued operations as contemplated by SFAS 144. Specifically, provide us with your analysis of whether these subsidiaries comprised a component of an entity as defined in paragraph 41 of SFAS 144.

- Please also explain to us where this money is reflected in your statement of cash flows.

- Provide us with your analysis of whether your financial statements should be revised for any of the above matters.

Note 3. Business Acquisitions, page F-13

8.   We note your description of your transaction with Daykeen Group Limited to acquire ownership of Top Time International Limited. Please explain to us in more detail how you accounted for this transaction. Your response should include the following:

- Why you accounted for this transaction as a reorganization of entities under common control, including identifying the common controller, the date he or they first gained control of each company, and the percentage of equity he or they held in each company immediately prior to the merger.

- How you accounted for the acquisition of Top Time, separately addressing how you accounted for the acquisition of the portion of Top Time owned by the common controller and how you accounted for the acquisition of the portion of Top Time, if any, owned by other shareholders. In this regard, we note your statement that you accounted for this acquisition as a reorganization of entities under common control, and we are requesting a more detailed description of your accounting. Please address both how you valued the net assets acquired and how you have reflected the issuance of cash and stock within your consolidated financial statements.

- Based on your disclosures in Note 4, you appear to have valued the stock that you issued to acquire Top Time at $24.9 million. Please explain to us in more detail how you determined the value of this stock and the authoritative accounting literature you are relying upon for your methodology.

Note 12. New Accounting Pronouncements, page F-21

9.   It is unclear to us how your disclosures under this heading comply with SAB Topic 11:M. Please revise to clearly disclose the potential effects of adoption of these standards on your financial statements.

Form 10-Q for the Period Ended June 30, 2009

Consolidated Statements of Cash Flows, page 5

10.   We note that in applying SFAS 160 to your financial statements, you are
        reconciling your net cash flow from operating activities to the portion of
        consolidated net loss that is attributable to you rather than reconciling your net
        cash flow from operating activities to consolidated net loss. This presentation
        does not appear consistent with paragraph 28 of SFAS 95, which requires you to
        reconcile to consolidated net income or loss under the indirect method. Please
        note that SFAS 160 did not change the definition of net income or loss, but rather
        requires you to disclose the amount of consolidated net income or loss that is
        attributable to you versus the amount that is attributable to the noncontrolling
        interest. Please either explain to us in detail how your current presentation is
        appropriate under SFAS 95 and SFAS 160, or confirm to us that you will revise
        your cash flow statements in future filings to reconcile operating cash flows to
        consolidated net income or loss.

                                    *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief